18001285

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 19 2018
Washington DC
415

SEC FILE NUMBER
8-47830

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **LABRUNERIE FINANCIAL SERVICES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W NIFONG BLVD, BUILDING 3B
(No. and Street)

COLUMBIA	**MO**	**65203**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALEX LABRUNERIE **573-449-5313**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

E.O.
SD jw

OATH OR AFFIRMATION

I, **ALEX LABRUNERIE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **LABRUNERIE FINANCIAL SERVICES, INC.**, as of **DECEMBER 31, 2017** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLIE WILBERS
MY COMMISSION EXPIRES 4/07/2019
NOTARY PUBLIC
NOTARY SEAL
COMMISSION #15634619
COLE COUNTY
STATE OF MISSOURI

Signature

PRESIDENT
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LABRUNERIE FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
FOR YEAR ENDED
DECEMBER 31, 2017

LABRUNERIE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LaBrunerie Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LaBrunerie Financial Services, Inc. as of December 31, 2017, the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of LaBrunerie Financial Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of LaBrunerie Financial Services, Inc.'s management. Our responsibility is to express an opinion on LaBrunerie Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LaBrunerie Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of LaBrunerie Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of LaBrunerie Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as LaBrunerie Financial Services, Inc.'s auditor since 2017.

Maitland, Florida

March 16, 2018

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

		2017
CURRENT ASSETS		
Cash	$	303,241
Clearing Deposits		50,371
Due From Alexander LaBrunerie & Co, Inc.		39,712
Commissions Receivable (includes allowance for doubtful accounts of $4,834)		61,968
Prepaid Expenses		3,478
		458,770
OTHER ASSETS		
Available for sale investments-Note G		70,293
PLANT AND EQUIPMENT		
Leasehold Improvements		13,102
Office Furniture & Equipment		86,320
		99,422
Less Accumulated Depreciation		(51,387)
		48,035
TOTAL ASSETS	$	577,098

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	37,625
Profit Sharing Contribution Payable		21,145
Due to ALCO-Cost Allocation (Related Party)		91,334
Commissions Payable-Related Party		3,120
Due to Shareholders		4,341
TOTAL LIABILITIES		157,565
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued		3,000
Paid in Capital		69,130
Retained Earnings		337,569
Accumulated other comprehensive gain(loss)		9,834
TOTAL STOCKHOLDERS' EQUITY		419,533
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	577,098

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2017

	2017
REVENUES	
Securities Commissions	$ 90,346
Mutual Funds, Concessions, and Insurance Products-12b-1s	981,267
TOTAL REVENUES	$ 1,071,613
COMMISSIONS PAID	535,639
GROSS PROFIT	535,974
OVERHEAD EXPENSES	
Accounting	58,245
Advertising	446
Legal Fees	9,371
Clearing Costs	15,972
Client Gift	475
Compliance	13,330
Computer Supplies	4,173
Contract Labor	60
Contributions	600
Depreciation	6,768
Dues and Subscriptions	15,080
Finance Charge	264
Meals and Entertainment	3,629
Meetings	267
Insurance	16,767
Office Expense	9,362
Occupancy	21,928
Operating Cost Allocation-RIA	91,334
Payroll Taxes	34,032
Pension	30,946
Postage	2,741
Printing	83
Repairs and Maintenance	1,950
Salaries & Wages	214,243
Taxes and Licenses	2,451
Travel	4,449
Utilities	737
TOTAL OVERHEAD EXPENSES	559,703
OPERATING INCOME (LOSS)	(23,729)
OTHER INCOME	
Interest Income	508
Dividends	1,115
Expense Reimbursement	4,642
Management Fee	67,000
Realized Gain on Investment	1,900
TOTAL OTHER INCOME	75,165
NET INCOME	51,436
OTHER COMPREHENSIVE INCOME	
Unrealized gains on securities:	
Unrealized holding gains (losses) arising during the period	6,203
OTHER COMPREHENSIVE INCOME	6,203
COMPREHENSIVE INCOME	$ 57,639

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, DECEMBER 31, 2016	$ 3,000	$ 69,130	$ 286,133	$ 3,631	$ 361,894
Net Income (Loss)	-	-	51,436	-	51,436
Change in Unrealized Holding Gains (Losses)	-	-	-	6,203	6,203
BALANCE, DECEMBER 31, 2017	$ 3,000	$ 69,130	$ 337,569	$ 9,834	$ 419,533

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

		2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	51,436
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities:		
Dividends and Capital Gains Reinvested		(3,015)
Depreciation		6,768
Change in Assets and Liabilites Increasing (Decreasing) cash flows:		
Commissions Receivable		25,176
Overhead Management Fee Receivable		(27,472)
Commissions and Accounts Payable		29,196
Prepaid Expenses		1,815
NET CASH PROVIDED BY OPERATING ACTIVITIES		83,904
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Investments		343
NET CASH PROVIDED BY INVESTING ACTIVITIES		343
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		84,247
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR		269,365
CASH AND CASH EQUIVALENTS-END OF YEAR	$	353,612

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No cash was paid for taxes or interest in 2017.

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Business Activities: The Company was incorporated on September 8, 1994, and provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid. The Company's major sources of revenue are investment 12b-1 fees, insurance commissions, and other transactional fees.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to expense ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable at December 31, 2017 were $61,968. Commissions payable at December 31, 2017 were $17,243.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Allowance for Doubtful Accounts: Prior to the year ended December 31, 2017, an allowance for uncollectible accounts receivable was not considered necessary. An allowance for uncollectible accounts was established during 2017 and had a balance of $(4,834) at December 31, 2017.

Revenue Recognition: The Company receives revenues from investment 12b-1 fees, insurance commissions, and other transactional fees. Revenues are recognized on the trade date.

NOTE B—CASH AND CASH EQUIVALENTS

For purposes of the statement of financial condition and statement of cash flows, cash and cash equivalents consist of cash and other highly liquid resources, such as investments in money market funds, with an original maturity of three months or less when purchased. The following is the composition of the combined accounts appearing in the financial statements:

	2017
Cash in Bank	$ 302,486
Money Market Funds	51,126
Total Cash and Cash Equivalents	$ 353,612

NOTE C—PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, less accumulated depreciation and amortization, at December 31:

	2017
Furniture and Equipment	$ 86,320
Leasehold Improvements	13,102
	99,422
Accumulated Depreciation	(51,387)
Total Plant and Equipment - Net	$ 48,035

Depreciation expense for the year ended December 31, 2017 was $6,768.

NOTE D—NET CAPITAL REQUIREMENTS

The company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000 on December 31, 2017, the Company had net capital of $311,909 ($261,909 in excess of minimum required amounts). The percentage of aggregate indebtedness to net capital was 50.52% for 2017.

NOTE E—CONTROL REQUIREMENTS

There are no amounts as of December 31, 2017, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exceptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE F—RELATED PARTY TRANSACTIONS

Alex LaBrunerie is the majority shareholder in Alexander LaBrunerie & Co, Inc. For the year ending December 31, 2017 Alexander LaBrunerie & Co, Inc. paid LaBrunerie Financial an administrative fee of $67,000 and is reported as other income in the statement of income and comprehensive income.

The Company occupies office space in a building that is owned by Ferd LaBrunerie. Ferd is a former owner and the father of Alex LaBrunerie. The Company leases the office space on a month to month basis which totaled $18,000 for the year ended December 31, 2017 and is reported in occupancy expense in the statement of income and comprehensive income. The Company is responsible for paying condominium fees, common area maintenance, and real estate taxes and these items are paid directly to the appropriate vendors by the Company. The Company incurred $91,334 as part of a shared expense agreement, all of which was due to Alexander LaBrunerie & Co, Inc. at December 31, 2017.

At December 31, 2017 the Company owed Ferd LaBrunerie $2,897 for commissions.

NOTE G—INVESTMENTS

Available-for-sale investments are reported at market value. Income recognized on dividends and capital gain distributions is added to the investment's cost basis. Unrealized gains and losses arising from changes in the market are reported as a separate component of retained earnings. At December 31, 2017, investments consisted of:

	Beginning Fair Value	Reinvested Investment Income	Market Change	Transfers, Purchases & Sales	Ending Fair Value
December 31, 2017					
Available For Sale Investments	$ 61,418	$ 3,015	$ 6,203	$ (343)	$ 70,293

An unrealized gain of $6,203 has been charged to other comprehensive income for the year ended December 31, 2017.

NOTE H— FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying financial statements. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	2017	
	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)
Equity Securities	$ 32	$ 32
Mutual Funds	70,261	70,261
	$ 70,293	$ 70,293

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted market prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 or Level 2 inputs were not available.

The fair value of mutual funds and equity securities are based on the closing price reported in the active market where the individual securities are traded, when available.

NOTE I—SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 16, 2018 which is the date the financial statements were issued. There are no events or transactions occurring after December 31, 2017 required to be reported.

NOTE J—INCOME TAXES

LaBrunerie Financial Services, Inc. has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2016, 2015, 2014 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

NOTE K—PENSION PLAN:

The company maintains a 401(k) Profit Sharing Plan. The Plan covers all eligible employees and is held in trust by Principal. Eligibility is limited to employees who have completed one year of service and have attained age 18. The Company's contributions totaled $30,946 for the year ended December 31, 2017. At December 31, 2017 the Company had an accrued contribution payable of $21,145.

NOTE L – CONCENTRATIONS AND CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. These deposits are kept within limits designed to prevent risks caused by concentration. The account balances maintained are covered by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 for December 31, 2017. At December 31, 2017, the Company had no balances in excess of FDIC insurance. The Company has not sustained any losses due to exposure noted above.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2017, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

NOTE M – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies requiring disclosure as of the year ending December 31, 2017.

NOTE N – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

LABRUNERIE FINANCIAL SERVICES, INC.

SUPPLEMENTAL INFORMATION

SCHEDULE I
LABRUNERIE FINANCIAL SERVICES, INC.
COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15C3-1(1)
DECEMBER 31, 2017

		2017
Net Capital		
Ownership Equity	$	419,534
Less Non Allowable Assets		
Net Fixed Assets		(48,035)
Due From Alexander LaBrunerie & Co, Inc.		(39,712)
Commissions Receivable more than 30 days past due		(4,834)
Prepaid Insurance		(3,478)
Total Allowable Capital		323,475
Less Regulatory Reduction on Investments		11,566
Total Net Capital		311,909
Minimun Net Capital Requirement		(50,000)
Excess Over Minimum Net Capital Requirement		261,909
Total Aggregate Indebtedness	$	157,564
Ratio of Aggregate Indebtedness to Net Capital		50.52%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2017)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	359,314
Non Allowable assets erroneously reported as allowable:		
Due From Alexander LaBrunerie & Co, Inc.		(39,712)
Prepaid Insurance		(3,478)
Additional Regulatory Reduction on Investments		(4,215)
Net capital per the preceding	$	311,909

See Accountant's Report and Notes.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LaBrunerie Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) LaBrunerie Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which LaBrunerie Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) LaBrunerie Financial Services, Inc. stated that LaBrunerie Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. LaBrunerie Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LaBrunerie Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 16, 2018

LaBrunerie Financial
Member NASD/SIPC

Stonebridge Park
601 W Nifong Blvd., Ste. 3B
Columbia, MO 65203-6804
573 449-5313
800 736-7460
Fax 573 449-8101

The Exemption Report

The following statements are made to the best knowledge and belief of Alex LaBrunerie as President for LaBrunerie Financial.

I, Alex LaBrunerie, as the President for LaBrunerie Financial, (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2014 without exception.

Alex LaBrunerie

2/21/2015
Date

Serving Investors Since 1966